UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 11- K

 (Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-18378

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS SAVINGS PLAN

400 Somerset Corporate Boulevard

Bridgewater, NJ 08807-0912

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9

France

Exhibit Index is at Page 18

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2001 and December 31, 2000

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Table of Contents

(a)	Financial Statements:

Report of Independent Accountants

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2001*

(b)	Exhibits:

(1) Consent of Independent Accountants

* Other schedules required by section 2520.103-10 are omitted because they are not required.

Report of Independent Accountants

To the Participants and Administrator of Aventis Pharmaceuticals Savings Plan :

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, after the revision described in Note 3, present fairly, in all material respects, the net assets available for benefits of the Aventis Pharmaceuticals Savings Plan (the “Plan”) at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, the Rhone-Poulenc Rorer Employee Savings Plan was merged into the Aventis Pharmaceuticals Savings Plan effective December 29, 2000.

September 27, 2002

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2001

		Nonparticipant	Participant
	Total	Directed	Directed
Assets:
Investments,
at fair value:
Investment in Master Trust	$315,971,735	$0	$315,971,735
Mutual funds	330,131,593	0	330,131,593
Common and commingled trusts	399,663,537	0	399,663,537
Bonds	4,057,915	4,057,915	0
U. S. government securities	6,231,919	6,231,919	0
Money market account	3,362,687	3,362,687	0
at contract value:
Participant loans	18,769,559	0	18,769,559
	1,078,188,945	13,652,521	1,064,536,424

Other receivable	361,904	259,913	101,991
Contributions receivable — employee	1,598,360	0	1,598,360
Contributions receivable — employer	68,017,930	25,245,910	42,772,020
	69,978,194	25,505,823	44,472,371

Cash	445	445	0

Total assets	1,148,167,584	39,158,789	1,109,008,795

Liabilities:
Bonds payable (note 7)	37,722,391	37,722,391	0
Other Payables	584,929	4,519	580,410
Accrued interest payable	1,431,879	1,431,879	0

Total liabilities	39,739,199	39,158,789	580,410

Net assets available for benefits	$1,108,428,385	$0	$1,108,428,385

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2000

		Nonparticipant	Participant
	Total	Directed	Directed
Assets:
Investments,
at fair value:
Mutual funds	$672,239,793	$0	$672,239,793
Company stock	115,590,747	0	115,590,747
Common and collective trusts	23,902,061	0	23,902,061
Bonds	11,647,303	11,647,303	0
U. S. government securities	11,281,143	11,281,143	0
Money market account	3,637,068	3,637,068	0
at contract value:
Guaranteed Insurance Contracts	130,466,303	0	130,466,303
Participant loans	21,260,231	0	21,260,231
	990,024,649	26,565,514	963,459,135

Contributions receivable — employee	1,392,105	0	1,392,105
Contributions receivable — employer	47,024,385	21,335,564	25,688,821
	48,416,490	21,335,564	27,080,926

Cash	213,451,139	2,816	213,448,323

Total assets	1,251,892,278	47,903,894	1,203,988,384

Liabilities:
Bonds payable	46,141,446	46,141,446	0
Other Payables	7,811	10,995	(3,184)
Accrued interest payable	1,751,453	1,751,453	0

Total liabilities	47,900,710	47,903,894	(3,184)

Net assets available for benefits	$1,203,991,568	$0	$1,203,991,568

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

		Nonparticipant	Participant
	Total	Directed	Directed
Additions:
Contributions:
Employer	$67,676,552	$2,587,155	$65,089,397
Employee	57,833,141	0	57,833,141
Investment Income:
Interest and dividends	26,467,340	1,275,927	25,191,413

Total additions	151,977,033	3,863,082	148,113,951

Deductions:
Net depreciation in the fair value of investments (note 4)	(97,841,455)	35,153	(97,876,608)
Net depreciation in the fair value of investments in Master Trust (note 5)	(18,258,583)	0	(18,258,583)
Distributions	(118,887,685)	0	(118,887,685)
Interest expense	(3,883,913)	(3,883,913)	0
Fees and expenses	(179,725)	(14,322)	(165,403)

Total deductions	(239,051,361)	(3,863,082)	(235,188,279)

Net Puerto Rico Plan Transfer Out (note 1)	(8,488,855)	0	(8,488,855)

Decrease in net assets available for benefits	(95,563,183)	0	(95,563,183)

Net assets available for benefits:
Beginning of year	1,203,991,568	0	1,203,991,568

End of year	$1,108,428,385	$0	$1,108,428,385

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

		Nonparticipant	Participant
	Total	Directed	Directed
Additions:
Contributions:
Employer	$46,522,215	$3,006,467	$43,515,748
Employee	35,817,411	0	35,817,411
Investment Income:
Net depreciation in the fair value of investments (note 4)	(91,627,318)	(117,786)	(91,509,532)
Interest and dividends	73,917,728	1,790,803	72,126,925

Total additions	64,630,036	4,679,484	59,950,552

Deductions:
Distributions	(98,009,195)	0	(98,009,195)
Interest expense	(4,635,566)	(4,635,566)	0
Fees and expenses	(112,515)	(43,918)	(68,597)

Total deductions	(102,757,276)	(4,679,484)	(98,077,792)

Net transfers from RPR Savings Plan (note 1)	435,390,293	0	435,390,293
Net transfers from other Funds	1,187,197	0	1,187,197

Increase in net assets available for benefits	398,450,250	0	398,450,250

Net assets available for benefits:
Beginning of year	805,541,318	0	805,541,318

End of year	$1,203,991,568	$0	$1,203,991,568

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  Summary of Significant Plan Provisions

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all associates of Aventis Pharmaceuticals Inc. (the “Company”) as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Mergers and Transfers

The Rhône–Poulenc Rorer Employee Savings Plan was merged with and into the Aventis Pharmaceuticals Savings Plan (hereafter referred to as the “Plan”) effective December 29, 2000. As a result of this merger, $435,390,293 was transferred from the Rhône–Poulenc Rorer Employee Savings Plan into the Plan.

Effective January 1, 2001,  a separate Plan for employees of Aventis Pharmaceuticals Puerto Rico Inc. was established, and these employees were transferred from the Plan to Aventis Pharmaceuticals Puerto Rico Savings Plan (the “PR Plan”).  On January 2, 2001, the Plan transferred $8,488,855 in assets to the PR Plan representing PR Plan participant account balances eligible for transfer under the terms of the PR Plan.

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Aventis Pharmaceuticals Puerto Rico, Inc. and T. Rowe Price Trust Company (the” Trustee”) entered into a Master Trust Agreement (“MT Agreement”) to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan.  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the PR Plan in the Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each Plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Trustee and Record keeper

The T. Rowe Price Trust Company is the Plan’s record keeper and trustee.  The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets.

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), as appointed by the Company’s Board of Directors, is the named fiduciary for the Plan and the Vice President, Compensation and Benefits, as appointed by the Board of Directors, is the Plan Administrator, responsible for the general administration of the Plan. The Company also maintains a trust fund as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administers the payment of interest and principal on the bonds, which is reimbursed to the Trustee through contributions, as determined by the Plan.

Contributions

The Plan provides that participants may make elective deferral contributions, which can save up to 13% of the participants’ eligible pay in whole percentage (up to the allowable IRS annual maximum — $10,500 for 2001 and 2000) on a pre-tax basis, pursuant to Code Section 401(k).

The Company is obligated to make contributions in cash to the Plan equal to the debt service requirements on the Guaranteed ESOP Notes (see note 7). The Plan provides for a matching contribution in an amount that is equal to the lesser of 4% of such participant’s eligible compensation for the Plan year or 100% of the participant’s plan contribution. To the extent that the required employer matching contribution exceeds the debt service requirements, the Company makes additional cash contributions to the Plan. The Plan also provides that the Company may make an annual performance sharing contribution of up to 6% of the eligible compensation paid to qualified participants during the Plan year, as determined by the Board of Directors.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

All participants are 100% vested at all times in all portion of their accounts balances.

Distributions

Plan participants who leave the Company control group as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Loans

Plan participants may borrow from $1,000 up to the lesser 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to limitation described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

Administrative Expense

Expenses incurred to administer the Plan, including Trustee, record keeper, and investment advisory fees, are paid by the Plan.  The Company pays all other expenses of the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Valuation of certain investments in the Plan that are held in the Master Trust represents the Plan’s allocable portion of such investments.

Investments in mutual funds and money market accounts are stated at fair value as determined by the Trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value.  Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses.  Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor).  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair market value.  Each contract is subject to early termination penalties that may be significant.  The average crediting rate on the fund was 6.4% and 6.6% and the average yield was 5.2% and 6.4% during 2001 and 2000, respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

NOTE 3 — Revision of Financial Statements

The Company has revised the Plan’s financial statements as of and for the year ended December 31, 2001 to give effect to the formation of the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “PR Plan”) as of January 1, 2001.   Employees previously covered by the Plan, and in certain cases their related participant account balances, were transferred to the PR Plan effective January 2, 2001.  The previously issued financial statements include these assets and their related changes.

A summary of the effects of the adjustments on the accompanying Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits as of and for the year ended December 31, 2001 follows:

	As Previously Reported	As Adjusted
Net Assets Available for Benefits	$1,117,758,028	$1,108,428,385
Change in Net Assets Available for Benefits	$(86,233,540)	$(95,563,183)

Additionally, concurrent with the formation of the PR Plan, the Company entered into a Master Trust Agreement with T. Rowe Price and the PR Plan, under which the investments in the Aventis ADR Fund and Stable Value Fund were commingled with the same funds of the PR Plan.  See Note 1 and Note 5 for additional information on the Master Trust.

NOTE 4 — Investments

The following table presents the fair value of investments at December 31, 2001 and 2000 that represent 5% or more of the net assets available for benefits at January 1, 2001 and 2000:

	2001	2000
Master Trust:
Aventis Pharmaceuticals Savings Plan and Aventis
Pharmaceuticals Puerto Rico Savings Plan Master Trust	315,971,735	N/A*

Mutual Funds:
T.Rowe Price New Horizons Fund	N/A**	78,457,938
T.Rowe Price Science & Technology, Inc.	66,680,555	93,660,899
T.Rowe Price Balanced Fund	N/A**	63,265,107
T.Rowe Price Equity Income Fund	N/A**	179,155,472
T.Rowe Price Summit Cash Reserves Fund	N/A*	82,394,922
T.Rowe Price Spectrum Income Fund	N/A**	71,552,609
T.Rowe Price Spectrum Growth Fund	N/A**	60,229,374
T.Rowe Price Pimco Total Return Fund	91,624,411	N/A*
T.Rowe Price Small Cap Value Fund	121,443,763	N/A*

Common and collective trusts:
T.Rowe Price FMTC Select Equity Fund	243,513,874	N/A*
T.Rowe Price Retirement Strategy Trust Balance Fund	70,977,322	N/A*
T.Rowe Price Equity Index Trust Fund	78,960,356	N/A*

* Not above 5%
** Not above 5% and fund closed to plan participants during 2001.

During 2001 and 2000, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2001	2000
Mutual Funds	$(51,142,715)	$(98,335,117)
Company Stock	N/A	8,718,669
Common and collective trusts	(46,733,893)	(1,893,084)
Bonds	35,153	(117,786)
Other	0	0
	$(97,841,455)	($91,627,318)

N/A-As of January 1, 2001, this fund is part of the Master Trust.

NOTE 5 — Master Trust

In 2001, a portion of the Plan’s investments were held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2001, the Plan’s interest in the Master Trust was approximately 98%.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2001:

2001
Investments,
at fair value:
Cash and cash equivalents	852,744
Mutual funds	2,850,595
Company stock	104,947,230
at contract value:
Guaranteed Insurance Contracts	214,192,963
$322,843,532

The following table presents the investment income for the Master Trust for the year ended December 31, 2001:

2001

Dividends	$638,349
Interest	14,004,038
Net depreciation of investments	(18,582,010)
$(3,939,623)

NOTE 6 — Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been made.  The Plan Administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

NOTE 7 — Bonds Payable

Certain investment funds are held exclusively for the settlement of bonds payable and are not allocated to participants. On January 10, 1991, the Plan issued $104,663,130 of Guaranteed

ESOP Notes that have an annual interest rate of 9.11%. The bonds are to be repaid during the years ended as follows:

2002	$8,702,782
2003	8,992,686
2004	9,648,293
2005	10,378,630
$37,722,391

NOTE 8 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$1,108,428,385	$1,203,991,568
Amounts allocated to withdrawing participants	(27,392)	(361,795)

Net assets available of benefits per the Form 5500	$1,108,400,993	$1,203,629,773

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,	December 31,
	2001	2000
Benefits paid to participants per the financial statements	$118,887,685	$98,009,195
Add amounts allocated to withdrawing participants at end of year	27,392	361,795
Less amounts allocated to withdrawing participants at beginning of year	(361,795)	(101,201)

Benefits paid to participants per the Form 5500	$118,553,282	$98,269,789

Note 9 — Plan Amendment

Contributions

The Plan was amended during 2002 to increase participants elective deferred contribution up to 20% of their eligible pay (up to the allowable IRS annual maximum — $11,000 for 2002) on a pre-tax basis, pursuant to Code Section 401(k). In addition, changes have been made during 2002 to permit "catch-up" contributions (of not more than $1,000) for participants age 50 and over.

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2001

	Description of investment including
	maturity date, rate of interest,
	collateral, par, or maturity value
			US
Identity of Issue, borrower,			Market
lessor, or similar party	Description of Asset	Cost	Value

Master Trust:
Aventis Pharmaceuticals Savings Plan and
Aventis Pharmaceuticals Puerto Rico Savings
Plan Master Trust	Master Trust		315,971,735

Mutual Funds:
Tradelink Investments	Mutual Fund		18,054,558
T.Rowe Price Pimco Total Return Fund*	Mutual Fund		91,624,411
T.Rowe Price International Stock Fund *	Mutual Fund		32,328,306
T.Rowe Price Small Cap Value Fund *	Mutual Fund		121,443,763
T.Rowe Price Science & Technology, Inc. *	Mutual Fund		66,680,555
Total Mutual Funds			330,131,593

Bonds:
BankAmerica Corp.	7.75%, due 7/15/02	507,015	513,865
Caterpillar Financial Services MTN	5.45%, due 1/15/02	484,475	500,540
Daimlerchrysler MTNB	6.59%, due 6/18/02	495,900	506,980
Intl Lease Fin	6.0%, due 5/15/02	490,360	506,155
Lehman Brothers Inc.	7.125%, due 7/15/02	498,195	511,560
MCI Communications Corp.	6.125%, due 4/15/02	489,675	503,610
Nynex Credit Co. 144A	6.5%, due 4/15/02	495,135	505,600
Salomon SB Holdings	6.625%, due 7/1/02	496,410	509,605
Total bonds		3,957,165	4,057,915

Common and commingled trusts:
T.Rowe Price FMTC Select Equity Fund*	Commingled trust fund		243,513,874
T.Rowe Price Capital GRD Emrg Mrkts Equity Fund*	Commingled trust fund		456,432
T.Rowe Price Retirement Strategy Trust Cons Gr Fund *	Common trust		3,494,299
T.Rowe Price Retirement Strategy Trust Income+ Fund *	Common trust		2,261,254
T.Rowe Price Retirement Strategy Trust Balance Fund*	Common trust		70,977,322
T.Rowe Price Equity Index Trust Fund *	Common trust		78,960,356
Total common and collective trusts			399,663,537

AVENTIS PHARMACEUTICALS SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2001

	Description of investment including
	maturity date, rate of interest,
	collateral, par, or maturity value
			US
Identity of Issue, borrower,			Market
lessor, or similar party	Description of Asset	Cost	Value

U.S. government securities:
Federal Home Loan Bank	6.75%, due 5/1/02	499,727	507,350
Federal National Mortgage Association	3.452%, due 7/26/02	1,208,236	1,225,289
Federal Home Loan Bank	6.75%, due 2/1/02	398,563	401,440
Federal Home Loan Bank	6.875%, due 7/18/02	4,003,281	4,097,840
Total U.S. government securities		6,109,807	6,231,919

Money market accounts:
T.Rowe Price U.S. Treasury Money Market Fund *	Money market account		1,653,092
Sony Capital Corp CP	Certificate of deposit account	496,087	499,149
Mercantile Safe Deposit & Trust CD	Certificate of deposit account	500,000	501,065
UBS AG CD	Certificate of deposit account	501,467	500,830
Bank of NY Collective STIF	Money market account	208,551	208,551
Total money market accounts		1,706,105	3,362,687

Loans:
Participant loans*	Participant loans with varying maturities and interest rates ranging from 5.75% to 10.5%		18,769,559

TOTAL INVESTMENTS			1,078,188,945

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS
SAVINGS PLAN

Date:	September 27, 2002	By:	/s/ Helen Hefner
Helen Hefner, for the
Employee Savings Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants — PricewaterhouseCoopers LLP